UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported) January 3, 2023

Creci, Inc.

(Exact name of issuer as speciﬁed in its charter)

Delaware	83-313475
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identi&filig;cation No.)

1201 North Market St., Suite 111, Wilmington, Delaware 19801

(Full mailing address of principal executive ofﬁces)

(302) 202-9150

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Creci Notes

Item 4. Changes in Issuer’s Certifying Accountant

Dismissal of Independent Accounting Firm

On January 3, 2023, the Board of Directors (the “Board”) of Creci, Inc. (the “Company”) met and elected not to continue with Cherry Bekaert LLP (“Cherry Bekaert”) as the Company’s independent accounting firm for the fiscal year ending December 31, 2022.

Cherry Bekaert’s audit reports on the Company’s financial statements for the fiscal years ended December 31, 2021, December 31, 2020, and December 31, 2019, did not contain any adverse opinion or disclaimer of opinion, and were not qualified or modified as to any uncertainty, audit scope or accounting principle. There were no disagreements with Cherry Bekaert on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures. Cherry Bekaert, however, issued a going concern opinion for each of the two years in which Cherry Bekaert audited the Company’s financial statements from inception in 2019 through 2021.

The Company provided Cherry Bekaert with a copy of this Current Report on Form 1-U prior to its filing with the Securities and Exchange Commission and requested that Cherry Bekaert furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the disclosures herein and, if not, the respects in which it is not in agreement. A copy of the letter, dated January 9, 2023, is filed as Exhibit 9.1 (which is incorporated by reference herein) to this Current Report on Form 1-U.

Item 9. Other Events

Shutting Down Creci, Inc.

On January 9, 2023, the Board of Directors (the “Board”) of Creci, Inc., (the “Company”) met and elected to begin shutting down the Company as a result of the Company not being able to secure needed additional venture funding. As has been noted in the Company’s audited financial statements filed with the Commission, the Company is an early-stage company that is dependent on venture funding for which a going concern opinion had been issued by its auditor from inception in 2019 through 2021.

The Company has ceased making any offer or sales of its Regulation A+ securities offering (qualified by the Commission on February 4, 2022) and no offers or sales of such securities were made in 2023. Additionally, before the close of the 2022 calendar year (which mirrors the Company’s fiscal year), the Company redeemed all such Regulation A+ securities sold in the offering during the 2022 by repaying all outstanding principal and interest to any such security holders, as the Company was allowed to under the terms of the offering.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of issuer as speciﬁed in its charter) Creci, Inc.

By (Signature and Title) Andres Idarraga, CEO

Date January 9, 2023

Exhibits to Form 1-U

Index to Exhibits

Exhibit No.	Description of Exhibit
9.1	Letter from Cherry Bekaert

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